Filed pursuant to Rule 433

Registration No. 333-207633

Issuer Free Writing Prospectus dated June 13, 2017

Relating to Preliminary Prospectus Supplement dated May 8, 2017

Pricing Term Sheet for 2.700% Senior Notes due 2024

Issuer:	Intel Corporation

Anticipated Ratings:*	A1 (Moody’s)/A+ (S&P)/A+ (Fitch)

Security Type:	SEC Registered

Trade Date:	June 13, 2017

Expected Settlement Date:	June 16, 2017 (T+3)

Use of proceeds:	General corporate purposes, which may include refinancing of outstanding debt or share repurchases.

Ranking:	Senior Unsecured. As of April 1, 2017, we had $25.4 billion of long-term indebtedness outstanding, none of which was secured and $2.1 billion of which was subordinated. After giving effect to our offering of senior notes in May 2017 and this offering, we would have had $31.9 billion and $32.5 billion, respectively, of long-term indebtedness outstanding as of April 1, 2017.

Size:	$600,000,000

Maturity Date:	June 17, 2024

Coupon:	2.700%

Interest Payment Dates:	June 17 and December 17 of each year, commencing on December 17, 2017

Interest Payment Record Dates:	June 1 and December 1

Price to Public:	99.987%

Benchmark Treasury:	UST 2.000% due May 31, 2024

Benchmark Treasury Yield:	2.022%

Spread to Benchmark Treasury:	+68 bps

Yield:	2.702%

Make-Whole Call:	T+12.5 bps for any redemption prior to April 17, 2024

Par Call:	On or after April 17, 2024

CUSIP/ISIN:	458140BE9 / US458140BE95

Sole Book-Running Manager:	Citigroup Global Markets Inc.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll free at 800-831-9146.